ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 5, 2015	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voya Partners, Inc. (the “Registrant”) Investment Company Act Registration No. 811-08319 Registration Statement on Form N-14 (File No. 333-203805)

Messrs. Zapata and Burak:

This letter provides the Registrant’s response to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided orally by Messrs. Alberto Zapata and Tony Burak on May 28, 2015 regarding the above-referenced Registration Statement of the Registrant on Form N-14, filed on May 1, 2015 pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of VY Franklin Templeton Founding Strategy Portfolio (the “Acquired Portfolio”), a series of Voya Investors Trust by Voya Solutions Moderately Aggressive Portfolio (the “Acquiring Portfolio), a series of the Registrant in exchange for shares of the Acquiring Portfolio (the “Merger”). For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment: In the “Why is a Reorganization proposed?” section, you state that the Board approved the Merger in connection with the separate approval by the Board of the reorganization of VY Franklin Mutual Shares Portfolio, an underlying fund of the Acquired Portfolio. Please consider whether additional disclosure should be added to this section regarding any additional basis considered by the Board for the Merger. Please also confirm that the dates of the shareholder meeting and proposed closing with respect to each reorganization described above, as disclosed in the Registration Statement, are correct.
Response: The Registrant believes that the disclosure in the “Why is a Reorganization proposed?” and “What factors did the Board consider?” sections appropriately describe the basis upon which the Board determined to approve the Merger, including, among others, the proposed reorganization of one of three underlying funds of the Acquired Portfolio.
Each of the above referenced reorganizations shall be voted on by shareholders of the applicable acquired portfolio at special shareholder meetings, scheduled to be held on July 28, 2015. If approved, both mergers are expected to be effective on August 14, 2015. The Registrant confirms that these dates are correctly disclosed in the Registration Statement.

2.	Comment: Please consider revising the “What happens if shareholders do not approve the Reorganization?” section to disclose that the Merger is not contingent upon shareholder approval of the VY Franklin Mutual Shares Portfolio into Voya Large Cap Value Portfolio merger.
Response: The Registrant believes that the noted section appropriately describes what will happen if the Merger is not approved by shareholders of the Acquired Portfolio. The Registrant will, however, add the following disclosure to the section titled “What is the required vote?”

Approval of the Reorganization Agreement requires the affirmative vote of the lesser of (i) 67% or more of the voting securities present at the meeting, provided that more than 50% of the voting securities are present in person or represented by proxy at the Special Meeting, or (ii) a majority of the shares entitled to vote. Approval of the Reorganization Agreement is not contingent upon shareholder approval by shareholders of Mutual Shares Portfolio of the Mutual Shares Portfolio Reorganization as described above in the section entitled “Why is a Reorganization proposed?”

3.	Comment: Please confirm supplementally that there were no Board considerations, other than those described in the “What factors did the Board consider?” section of the Registration Statement, adverse to the ultimate Board determination to recommend the Merger to shareholders.
Response: The Registrant confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are adequately set forth in this section.
4.	Comment: Please add a footnote “(A)” in the “Portfolio of Investments” table or remove the reference thereto from the table.
Response: The Registrant will add footnote (A) in the definitive filing.
5.	Comment: In the “Notes to the Pro Forma Financial Statements (unaudited)” section, please explain the extent to which portfolio securities of the Acquired Portfolio may be repositioned in preparation for the Merger.
Response: The Registrant will include the requested language in the definitive filing

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The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in its filing captioned above. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

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Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc:	Elizabeth Reza, Esq. Timothy Diggins, Esq. Kristen Freeman, Esq.

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